UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ ME 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

CREATION OF VIVO VENTURES

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and for the purpose of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that the Company’s Board of Directors approved, on this date, the creation of a Corporate Venture Capital fund, together with Telefónica Open Innovation, S.L. (Unipersonal) (“Telefónica Open Innovation”), called Vivo Ventures (“VV”), which will aim to invest in startups focused on innovative solutions that can accelerate the growth of the Company’s B2C ecosystem.

VV foresees an estimated contribution of R$320 million, which will be invested throughout its first 5 years, in startups in the segments of health, finance, education, entertainment, smart home, marketplace, among others. The Company will hold 98% of the subscribed capital of VV and Telefónica Open Innovation will hold 2%.

Through VV, the Company intends to foster the expansion of its digital ecosystem through the creation of meaningful partnerships with startups, contributing to complement the value proposition offered to its customers through innovative services and products, focusing on its purpose of digitalize to bring closer, leveraging its extensive distribution chain and in the potential of the Vivo brand.

São Paulo, April 11, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 11, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director